EXHIBIT 99.1

Westport Announces Annual General and Special Meeting

VANCOUVER, British Columbia, May 27, 2026 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (TSX: WPRT / Nasdaq: WPRT) (“Westport” or the “Company”) announces that the Company will host its 2026 Annual General and Special Meeting (the “Meeting”) virtually on June 30, 2026, at 10:00 a.m. PT (1:00 p.m. ET).

To streamline the virtual meeting process, Westport encourages shareholders to vote in advance of the Meeting using the voting instruction form or the form of proxy which has been shared with shareholders with the Meeting materials. Further instructions on voting and accessing the meeting are contained in the Management Information Circular under “Section 1: Voting” – upon receipt, please review these materials carefully.

Registered Shareholders and duly appointed proxyholders can attend the meeting online at https://meetnow.global/MPUGFX4 to participate, vote, or submit questions during the meeting’s live webcast.

About Westport
Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of clean fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals – without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements regarding the timing, date and format of the upcoming Meeting, the Company’s ability to enable the transition from traditional fuels to cleaner energy solutions; the capability of the Company’s technologies to power a cleaner tomorrow and make clean, scalable transport solutions a reality; the ability of the Company’s components and systems to support a wide range of clean fuels, including natural gas, renewable natural gas, and hydrogen; and the Company’s ability to empower and assist OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint venture, the availability and price of natural gas, , the rate of market adoption and commercialization of alternative fuel and low-emissions transportation technologies, the relaxation or waiver of fuel emission standards, the ability of fleets to access capital or government funding to purchase natural gas or hydrogen vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, ongoing supply chain challenges as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form (Form 20-F) and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Westport Investor Relations
T: +1 604-718-2046